(j)(2)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees

Voya Separate Portfolios Trust

We consent to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in the Statement of Additional Information for Voya Securitized Credit Fund, a series of Voya Separate Portfolios Trust (formerly, ING Separate Portfolios Trust).

Boston, Massachusetts

August 5, 2014